5/28

Follow-Up Materials


03050877

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tappit Resources Ltd

*CURRENT ADDRESS

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3813 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 5/29/03

82-3813

AR/S
12-31-02

Tappit Resources Ltd.

2002

Annual Report

Corporate Information

Head Office	704 - 2500 Victoria Avenue Regina, Saskatchewan S4P 3X2
Telephone	(306) 525-3558
Fax	(306) 359-3442
North America Toll-Free	1-800-667-4311
E-Mail Address	tappit@accesscomm.ca
Web Site	http://www.tappit.com
Stock Symbol	TPT (Toronto Stock Exchange)
Directors	Lawrence J. Bintner Ken F. Cugnet Norman Wade Charles E. (Chuck) Wilson Reg Hoover Brett Ironside
Officers	Lawrence Bintner, President & Chief Executive Officer, Secretary Ken F. Cugnet, Chairman of the Board David G. Sandy, Vice President Exploration Gasper Cacic, Chief Financial Officer
Transfer Agent and Registrar	ComputerShare Trust Company of Canada Calgary, Alberta
Auditors	Meyers Norris Penny LLP Regina, Saskatchewan
Bankers	National Bank of Canada Calgary, Alberta
Legal Counsel	Kanuka Thuringer Regina, Saskatchewan MacLeod Dixon Calgary, Alberta

Board of Directors

Tappit's directors have many years of experience in all areas of oil field development and actively participate in setting corporate objectives.

Lawrence J. Bintner President, Director, Corporate Secretary Regina, Saskatchewan	Lawrence Bintner has spent 32 years in the oil industry, managing his family's oil company, Berwick Minerals Ltd., since 1970. Lawrence became a Director of Tappit Resources Ltd. in 1989. His appointment as President was effective in November, 1992. As President, he is responsible for overall management of the company including strategic planning in conjunction with the board of directors.
Ken F. Cugnet Director, Chairman of the Board Weyburn, Saskatchewan	Ken Cugnet is President of Valleyview Petroleums Ltd., a private oil and gas producer operating in Saskatchewan and Alberta. He has been involved in all aspects of oil field development during his 38 year career in the industry. Ken is a member of Tappit's management team, contributing extensively in the area of field operations as well as strategic direction. He is the largest shareholder of Tappit and has been a director since 1987.
Norman Wade Director Vernon, British Columbia	Norm Wade has been involved in the oil and gas business for 25 years through ownership and involvement in several private companies. Norm has been a director of Tappit Resources Ltd. since 1987.
Chuck Wilson Director Regina, Saskatchewan	Mr. Wilson has been Vice President and General Counsel of Co-operators Life Insurance Company since 1994; prior to that time he served for two years as General Counsel. He has been Manager of Fillmore Petroleums Ltd., a private oil and gas corporation since June 1989. Chuck Wilson has been a director of Tappit since 1997.
Reg Hoover Director Calgary, Alberta	Reg Hoover, is the President of Mayfair Energy Ltd., a private oil and gas company. Mr. Hoover is a graduate of the University of Manitoba, holding a B.Sc. In Mechanical Engineering. He is a member of APEGGA and has over 30 years of engineering, operations and management experience in the oil and gas industry. He has held senior positions with several public companies including Numac Oil and Gas Ltd., Intensity Resources Ltd., and Poco Petroleums Ltd.
Brett Ironside Director Calgary, Alberta	Brett Ironside, is the founder and CEO of Teltech Assets. Com Ltd., one of Canada's largest wholesale broker and remanufacturers of computer and telecom systems and components. Mr. Ironside has been involved in several public companies including co-founding and serving as Vice President of Goal Energy, which was acquired by Tappit in 1998.

Corporate Profile

Tappit Resources Ltd. is a Regina-based junior oil and gas exploration, development and production company with operations focussed on oil in southeast Saskatchewan and on natural gas in northeast Alberta. Tappit's primary objective is to maximize shareholder value through development of its land base as well as efficient operation of its production and reserves. Tappit trades on the Toronto Stock Exchange under the symbol "TPT".

Financial and Operational Highlights	**2002**	**2001**	**% Change**
Financial			
Petroleum sales	$19,515,597	$15,115,773	29%
Cash flow from operations	$9,890,337	$6,477,577	53%
Net earnings	$3,738,734	$674,582	454%
Per common share			
Cash flow from operations	$0.55	$0.36	53%
Net earnings	$0.20	$0.04	400%
Bank Loans	$24,206,608	$20,240,178	20%
Working capital deficiency, excluding bank loans	$1,972,240	$1,102,327	79%
Shareholders' equity	$8,789,419	$5,022,910	75%
Weighted average shares	18,104,229	18,175,405	-0%
Shares outstanding at year-end	18,237,871	17,768,621	3%
Production*			
Average daily production (Boepd)	1,895	1,693	12%
Average sales price per Boe	$28.21	$24.46	15%
Average royalties per Boe	$5.05	$5.60	-10%
Average operating costs per Boe	$4.47	$5.07	-12%
Netback per Boe	$18.69	$13.79	36%
Netback as percentage of sales	66%	56%	
Average G & A costs per Boe	$1.62	$1.43	13%
Average interest costs per Boe	$1.34	$1.81	-26%
Average income & capital tax costs per Boe	1.45	0.06	
Cash flow per Boe	$14.30	$10.49	36%
Cash flow as percentage of sales	51%	43%	
Reserves*			
Proved reserves (Boe)	9,759,000	7,293,100	33%
Discounted cash flow at 12%	$46,435,000	$42,286,000	
Discounted cash flow at 10%	$49,717,000	$47,246,000	
Proved plus half probable reserves (Boe)	13,534,000	11,027,600	23%
Discounted cash flow at 12%	$83,047,000	$62,227,000	
Discounted cash flow at 10%	$91,677,000	$70,278,000	

*All production and reserves have been calculated to 6 mcf = 1 BOE

Abbreviations - (used in this report)

Bopd = Barrels of oil per day
Boepd = Barrels of oil equivalent per day
DCF = Discounted cash flow
G&A = General and administrative
6 mcf = 1 BOE = 1 barrel oil
Boe = Barrels of oil equivalent

Management Discussion and Analysis

Summary of Financial Highlights

- Petroleum sales increased by 29% to $19.5 million from $15.1 million in 2002.
- Cash flow was $9.9 million up 53% from $6.5 million in 2002.
- Net income increased $3.7 million in 2002, compared to earnings of $0.7 million in 2001.

Sources of Funds Used for Investing Oil & Gas

Cash flow from operations contributed $9,890,337 to funds available for investment. The net change in receivables and payables was up $905,845, bringing funds available to the company to $10,796,182.

Tappit increased the amount drawn on its line of credit by $4,029,230. Stock options were also exercised and proceeds amounted to $442,600.

The normal course issuer bid cost $414,825. Tappit repurchased 460,500 shares at an average cost of $0.90 per share. Leaving $14,853,187 remaining for oil & gas capital expenditures.

Petroleum Sales – Million $


$20.0
$18.0
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$-
1998
1999
2000
2001
2002

Cashflow – Million $


$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
1998
1999
2000
2001
2002

Sources & Uses of Funds ($)

Cash flow from Operations		9,890,337		
Net change in non-cash working capital-operating	3,113,558			
Net change in non-cash working capital-investment	(2,207,713)	(905,845)		
		10,796,182		
Increase in long-term debt			4,029,230	
Proceeds from common shares issued			442,600	
			4,471,830	
Total funds available				15,268,012
Repurchase of common shares				(414,825)
Funds available for investing in oil & gas				**14,853,187**

Capital Expenditures

Direct investment in oil and gas projects for the year was $14,853,187 broken down as follows:

Investment in Oil & Gas	$	% of Total
Property Dispositions	(1,300,639)	(9%)
Drilling oil & gas wells	13,884,955	93%
Geological & Geophysical	1,495,944	10%
Facilities	688,058	5%
Capitalized General & Administrative Costs	84,869	1%
Total Capital Expenditures	14,853,187	100%
Water Flood costs (included in above)	$ 6,791,911	

Reserves (6:1)

Proved Reserves	2002	2001
Year-end reserves (Boe)	9,759,000	7,293,100
DCF - 12% discounted	46,435,000	$42,285,000
DCF - 10% discounted	49,717,000	$47,245,000
Proved Plus Half Probable Reserves		
Year-end reserves (Boe)	13,534,000	11,027,600
DCF - 12% discounted	83,047,000	$62,227,000
DCF - 10% discounted	91,677,000	$70,278,000
Change in Proved Reserves (Boe)		
Jan 1, Opening Reserves Proved Producing	7,293,100	4,058,300
Proved Non-Producing	0	113,300
Revisions	749,592	708,405
Drilling Additions	1,259,000	309,792
* Non-Drilling Additions	1,254,000	2,093,000
Acquisitions	0	628,324
Dispositions	(105,000)	0
Current years production	(691,692)	(618,021)
Dec 31, Closing Reserves	9,759,000	7,293,100
Proved Finding costs ($/Boe)		
Including Non-Drilling Additions	$4.55	$2.53
Including Revisions, excluding non-drilling additions	$7.41	$5.93
Drilling and Net Acquisition only	$11.80	$10.41

* Tatagwa water flood

Land Holdings		
Total Acreage	2002	2001
Gross acres	84,869	93,676
Net acres	37,411	37,985
Undeveloped Acreage		
Gross acres	42,000	50,071
Net acres	20,990	20,932
Value of Net Undeveloped Acreage	$1,401,210	$1,660,000

Reserves – Millions of Boe


Proved
1/2 Probable
14
12
10
8
6
4
2
0
1997
1998
1999
2000
2001
2002

Daily Production – Boepd


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1998
1999
2000
2001
2002

Sales Price per barrel


$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$-
1998
1999
2000
2001
2002

Production Revenues

Production revenues in 2002 increased 29 percent to $19.5 million from $15.1 million in 2001. This increase was due to a combination of higher production (1,895 boepd in 2002 vs. 1,693 boepd in 2001) and higher oil prices ($33.82 Cdn vs. $30.67 Cdn).

Oil production increased 49 percent to 1,180 bopd from 791 bopd in 2001. Gas production declined 21 percent to 4.29 Mmcf/d compared to 5.41 Mmcf/d in 2001. Fourth quarter oil production was 1,403 Bopd, while gas production recovered to 4.74Mmcf/d in the fourth quarter, for a fourth quarter production rate of 2,193 Boepd.

Royalties

Royalties (including provincial resource surcharge) were flat year over year at $3.5 million. However, royalty rate as a percentage of sales was 18 percent in 2002 compared to 23 percent in 2001 despite increased oil prices. New wells drilled which were subject to royalty holidays contributed to the lower rate.

Production Expenses

Operating costs decreased slightly to $ 3.09 million in 2002 ($ 3.14 million in 2001). 2002 costs were $ 4.47 per Boe, compared to $ 5.07 per Boe in 2001, a 12% reduction. Viewfield and Hume properties, with their high operating costs, were sold during the year leaving our overall operating cost structure much improved.

Operating Net-backs

This year Tappit's netback increased $4.90 per barrel to $18.69 from $13.79. The increase in sales price of $3.75 was the largest factor in the overall netback increase. Royalty costs were $0.55 lower and operating costs were $0.60 lower also contributed to higher netbacks.

Royalty Costs per barrel


$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
1998
1999
2000
2001
2002

Operating Costs per barrel


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
1998
1999
2000
2001
2002

Netback per barrel


$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
1998
1999
2000
2001
2002

Netbacks per boe ($)	2002	2001	Difference
Petroleum sales	28.21	28.53	
Hedge loss	0	(4.07)	
Net Petroleum sales	28.21	24.46	3.75
Royalties paid	(6.17)	(6.37)	
Royalty revenue	1.12	0.77	
Net royalties	(5.05)	(5.60)	0.55
Production and operating	(5.61)	(6.10)	
Facility recoveries (non Tappit charges)	1.14	1.03	
Net production costs	(4.47)	(5.07)	0.60
Operating netback	18.69	13.79	4.90

General and Administrative Expenses

General and administrative expenses in 2002 increased to $1,119,339 from $882,644 in 2001. Most of the increase in administrative expenses is attributable to increased spending on investor relations, severance payouts, and the payment of staff bonuses for both 2001 and 2002 in the 2002 year. On a Boe basis, administrative expenses increased to $1.62 compared to $1.43 in 2001, an increase of 13 percent.

General & Admin per barrel


$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$-
1998
1999
2000
2001
2002

General & Administrative Expense ($)	2002	2001
Expenses before capitalization and recoveries	1,530,305	1,123,020
Operator recoveries	(326,097)	(164,338)
Capitalized G&A	(84,869)	(76,038)
Net expense	1,119,339	882,644

General & Administrative Expense per barrel ($)	2002	2001
Expenses before capitalization and recoveries	2.21	1.82
Operator recoveries	(0.47)	(0.27)
Capitalized G&A	(0.12)	(0.12)
Net expense	1.62	1.43

Exploration and geological staffing costs not included in general and administrative expenses were capitalized in the amount of $184,264 during the year and $159,505 in 2001.

Interest Expense

Interest expense decreased to $925,032 in fiscal 2002 compared to $1,118,605 in fiscal 2001, a 17 percent decrease. This was due to reductions in the prime-lending rate during the year.

Interest Costs per barrel


$2.50
$2.00
$1.50
$1.00
$0.50
$-
1998
1999
2000
2001
2002

Depletion, Depreciation and Site Restoration

The depletion and depreciation provision increased to $ 4.6 million in 2002 from $ 3.4 million in 2001. This increase is due to higher production. Depletion on oil and gas properties was provided at the rate of $ 6.61 per Boe for the current fiscal year compared to $ 5.49 for the previous fiscal year. These rates are based on the industry standard assumption that 6 Mcf of natural gas is equivalent to one barrel of oil.

Cashfow per barrel


$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$-
1998
1999
2000
2001
2002

The site restoration provision was $ 80,000 for 2002 (2001 - $ 50,000) and is intended to provide for the liability associated with future well abandonment and site restoration costs. At December 31, 2002, the estimated liability for future well abandonment and site restoration costs was $ 528,722 (2001 - $ 448,722).

Tax Pools	2002	2001	Rate
Undepreciated Capital Cost	$ 8,968,235	$ 5,475,000	25-30%
Canadian Oil and Gas Property Expense	8,063,436	9,020,000	10%
Canadian Development Expense	8,766,696	4,602,000	30%
Canadian Exploration Expense	0	110,000	100%
Other	24,672	27,000	Varies
Non-Capital loss carryforward	0	0	100%
Total Tax Pools & Loss carryforward	25,823,039	19,234,000	
Capital loss carryforward	1,133,520	1,623,000	

Ceiling Test

Tappit applies a ceiling test quarterly as required under its policy of accounting for oil and gas properties and equipment using the full cost method. This test ensures that the capitalized/carrying costs of developed properties, net of deferred income taxes and future site restoration and abandonment costs, does not exceed the value of future net revenues from oil and gas reserves, using year end prices, less future general and administrative expenses related to production of those reserves, financing costs, estimated future abandonment costs and income taxes. As at December 31, 2002 and 2001, the ceiling test computation revealed that no write-down was required.

Income Taxes

Tappit had its first year of cash income taxes payable of $940,000 vs. nil last year. Large corporations tax of $64,442 was paid in 2002 vs. $39,165 in 2001.

Tappit's future income tax liability was $7,174,315 at December 31, 2002, an increase of $1,600,000 from 2001, primarily due to an increase in net earnings before tax.

At December 31, 2002, Tappit had an estimated $25.8 million of tax pools available to reduce future income taxes, compared to $19.2 million at December 31, 2001 and are classified as follows:

Cashflow per share


$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
1998
1999
2000
2001
2002

Net earnings

Tappit had significantly higher net earnings and cash flow in 2002, as a result of increased product prices realized and higher production in the year. Net earnings jumped to $3.7 million in fiscal 2002 from $0.7 million for 2001, a 454 percent increase. This equated to $0.20 per share basic ($ 0.18 per diluted), compared with 2001 of $0.04 per share basic ($0.04 per share fully diluted).

Cash flow from operations

Cash flow from operations increased 53 percent to $9.9 million, $0.55 per share basic ($ 0.49 per fully diluted), from $6.5 million, $ 0.36 per share basic ($ 0.35 per share fully diluted, for 2001). On a boe basis, cash flow netback was $14.30, compared with $10.49 for 2001.

Principal Producing Properties

Tatagwa, Saskatchewan - operated

The Tatagwa prospect is located approximately 30 kilometres southwest of Weyburn. Medium gravity oil is produced in the area. At December 31, 2002 Tappit had working interests in 41 oil wells, two batteries and two salt-water disposal facilities. The batteries are oil sales line connected. Tappit is the operator of this prospect and total net production at Tatagwa in December, 2002 was 546 bopd. In the latter half of January 2003, Tappit began a largescale waterflood of the Tatagwa North Midale Voluntary Unit No. 1. Tappit now injects approximately 2400m^3/day into 13 injector wells. The waterflood is expected to double the recoverable reserves. Tappit's working interest in the unit is 70.23%.

Browning, Saskatchewan - operated

The Browning prospect is located approximately 20 kilometres southwest of Arcola. Light gravity oil is produced in the area. Total net production at Browning in December, 2002 was 28 bopd.

Queensdale, Saskatchewan - operated

The Queensdale prospect is located approximately 26 kilometres southeast of Carlyle. Light gravity oil is produced in the area. Tappit has working interests in twenty oil wells, two batteries and two salt-water disposal facilities in which it holds working interests in the range of 65% to 98%. The batteries are oil sales line connected. Total net production at Queensdale in December, 2002 was 712 bopd.

Fletwode, Saskatchewan - operated

The Fletwode prospect is located 9 km S.E. of Kipling, Saskatchewan. Tappit owns 3 oil wells (100% Tappit owned) one battery and one disposal well. Total net production at Fletwode in December, 2002 was 37 bopd.

Lost Horse Hills, Saskatchewan - operated

Located 20 km north of Stoughton. One oil well, one battery and one disposal well produce light gravity oil. Production for December, 2002 was 20 bopd.

Weyburn, Saskatchewan - operated

The Weyburn prospect is located 20 km south of Weyburn, Saskatchewan. *Tappit owns 2 oil wells, a battery and one* disposal well. As of December, 2002 production was 57 bopd.

Willmar, Saskatchewan – operated

This is a fairly new area in which we drilled a vertical well in 2000. Tappit owns 4 oil wells a battery and SWD well as December 31, 2002 production was 76 bopd.

Cold Lake, Alberta – non-operated

Tappit has ownership interests in various gross overriding royalties and a 50% working interest in 64 sections of land in the Cold Lake area of northeast Alberta. Tappit is concentrating on the gas potential in this multi-zoned area and currently produces from the Clearwater and Colony zones. Aggregate net production for these areas in December, 2002 was 3,108 Mcf/d.

Elk Point, Alberta - operated

Tappit acquired its Elk Point property in September of 1998. Tappit has a working interest of 50% to 100% in six gas wells in the area and owns a compressor servicing these wells. Net production in December, 2002 was 861 Mcf/d.

Business Risks

Tappit's business risks arise from the uncertainty of crude oil and natural gas pricing, uncertainty of interest and exchange rates, environmental and safety issues, financial and liquidity considerations, and the uncertain results from capital expenditure programs.

Tappit attempts to minimize pricing uncertainty with a risk management program which encompasses forward sales of natural gas production complemented by U.S. dollar denominated debt and the use of bankers acceptances to set interest rates. Tappit currently has no oil or gas hedges in place.

Auditors' Report

To the Shareholders of Tappit Resources Ltd.:

We have audited the balance sheet of **Tappit Resources Ltd.** as at December 31, 2002 and the statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended December 31, 2001 were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated February 27, 2002.

Meyers Norris Penny LLP

Chartered Accountants

Regina, Saskatchewan
February 21, 2003

Tappit Resources Ltd.

Balance Sheet

As at December 31, 2002 and 2001

	2002 $	2001 $
Assets		
Current assets		
Temporary investments (note 4)	187,645	613,000
Accounts receivable	6,444,734	2,772,427
	6,632,379	3,385,427
Property and equipment (note 5)	42,671,304	32,388,452
	49,303,683	35,773,879
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	7,664,619	4,487,754
Income taxes payable	940,000	-
Bank indebtedness (note 6)	24,206,608	20,240,178
	32,811,227	24,727,932
Future income taxes (note 7)	7,174,315	5,574,315
Future site restoration	528,722	448,722
	40,514,264	30,750,969
Shareholders' Equity		
Share capital (note 8)	8,363,708	8,114,938
Retained earnings (deficit)	425,711	(3,092,028)
	8,789,419	5,022,910
	49,303,683	35,773,879

Approved by the Board of Directors



Lawrence Bintner
Director



Ken Cugnet
Director

Tappit Resources Ltd.

Statement of Operations and Retained Earnings
For the years ended December 31, 2002 and 2001

	2002 $	2001 $
Production revenue		
Petroleum sales	19,515,597	15,115,773
Less: Royalties	3,307,168	3,213,993
Provincial resources surcharge	189,923	248,555
	16,018,506	11,653,225
Expenses		
Production and operating	3,091,536	3,135,234
General and administrative	1,119,339	882,644
Interest on bank indebtedness	925,032	1,118,605
Depletion and depreciation	4,570,335	3,391,395
Site restoration	80,000	50,000
	9,786,242	8,577,878
Other (income) expense		
Unrealized foreign exchange (gain) loss	(62,800)	369,600
Write-down of temporary investment	47,355	187,000
Investment income	(12,180)	-
Gain on sale of investment	(83,287)	-
	(110,912)	556,600
Earnings before income taxes	6,343,176	2,518,747
Provision for income taxes (note 7)		
Current and capital taxes	1,004,442	39,165
Future income taxes	1,600,000	1,805,000
	2,604,442	1,844,165
Net earnings for the year	3,738,734	674,582
Deficit – Beginning of year	(3,092,028)	(2,820,730)
Share repurchases (note 8)	(220,995)	(945,880)
Retained earnings (deficit) – End of year	425,711	(3,092,028)
Basic earnings per common share	0.20	0.04
Diluted earnings per common share	0.18	0.04
Basic weighted average number of common shares	18,237,871	18,175,405
Diluted weighted average number of common shares	20,285,871	18,623,652

Tappit Resources Ltd.

Statements of Cash Flows

For the years ended December 31, 2002 and 2001

	2002 $	2001 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	3,738,734	674,582
Items not affecting cash		
Provision for site restoration costs	80,000	50,000
Future income taxes	1,600,000	1,805,000
Depletion and depreciation	4,570,335	3,391,395
Unrealized foreign exchange (gain) loss	(62,800)	369,600
Gain on sale of investments	(83,287)	-
Write-down on temporary investment	47,355	187,000
Cash flow from operations	9,890,337	6,477,577
Net change in non-cash working capital (note 11)	3,113,558	(994,019)
	13,003,895	5,483,558
Financing activities		
Increase in bank indebtedness	4,029,230	5,814,169
Common shares issued	442,600	228,580
Share repurchases	(414,825)	(1,591,546)
	4,057,005	4,451,203
Investing activities		
Investment in property and equipment	(14,853,187)	(9,764,761)
Net change in non-cash working capital	(2,669,000)	(170,000)
Proceeds from disposal of investments	461,287	-
	(17,060,900)	(9,934,761)
Cash – Beginning and end of year	-	-

Supplementary cash flow information (note 12)

1 Nature of operations

The Company was incorporated in 1980 under the *Canada Business Corporations Act* and its principal business is exploration and production of petroleum and natural gas in Canada.

2 Summary of significant accounting policies

Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and the development of petroleum and natural gas reserves are capitalized. Such costs include geological and geophysical costs, land acquisition costs, carrying charges, costs of drilling productive and non-productive wells and general and administration costs directly related to exploration and development activities.

Costs capitalized are depleted on a unit of production basis based on estimated quantities of proven reserves before royalties as determined by independent engineers. Petroleum and natural gas reserves are converted to a common unit of measure on the basis of their relative energy content. The cost of undeveloped properties are not depleted until they are proven or impaired.

The Company annually applies a ceiling test to the net book value of petroleum and natural gas properties to ensure that such costs do not exceed the cost of undeveloped properties, net of impairment, plus the estimated undiscounted value of future net revenues from proven petroleum and natural gas reserves, based on year-end prices and costs, less estimated future general and administrative expenses, financing costs, income taxes and site restoration and abandonment costs. Any costs carried on the balance sheet in excess of the ceiling test limit are charged to income as additional depletion.

Proceeds on disposition of petroleum and natural gas properties are credited against accumulated costs. However, when such a disposal would change the rate of depletion and depreciation by more than 20%, a gain or loss is recorded.

Office equipment

Office furniture and fixtures and equipment are depreciated using the straight-line method over their estimated useful lives.

Joint ventures

All of the Company's exploration and production activities are conducted with others and the accounts reflect only the Company's proportionate interest in such activities.

Future site restoration costs

The estimated costs for future site restoration are provided for on a unit of production basis. The estimates are based upon regulation and industry standards in effect at year-end. The annual charge is recorded as site restoration expense and the actual costs are charged to the liability for site restoration as incurred.

Investments

Temporary investments are carried at the lower of cost or market value.

Stock-based compensation plan

The Company has a stock-based compensation plan for directors, officers and employees, which is described in notes 3 and 8. No compensation expense is recognized when shares or share options are issued. Any consideration paid by the employees on exercise of stock options is credited to share capital.

Earnings per share

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments in the calculation of per share amounts. Basic earnings per common share from operations are computed by dividing earnings from operations by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised. The treasury stock method is used to determine the dilutive instruments and assumes that proceeds received from in-the-money dilutive instruments are used to repurchase common shares at the prevailing market rate.

Income taxes

The Company accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are measured based on temporary differences between the carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured at enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or paid.

Foreign exchange gains and losses

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date, while non-monetary assets and liabilities are translated at rates of exchange prevailing on the transaction dates. Revenue and expense items are translated into net income for the year at exchange rates prevailing at the transaction dates.

Hedging

Occasionally, the Company enters into swap and option contracts to hedge its exposure to price and currency fluctuations on a portion of its crude oil and natural gas production. Gains and losses on settlement of these hedge contracts are reflected in petroleum revenue at the time of sale of the related hedged production. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. The amounts recorded for depletion and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration are based on estimates. The ceiling test is based on estimates of proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

3 Change in accounting policies

On January 1, 2002, the Company adopted the new CICA Handbook Section on "Stock-based Compensation and Other Stock-based Payments". As permitted by the section, the Company has chosen not to adopt the fair value based method for accounting for stock options. No compensation expense is recognized when stock options are issued to employees, officers, and directors (also see note 8). Any consideration paid by the employees on exercise of stock options is credited to share capital.

Effective January 1, 2002, the Company adopted the conclusions of the Canadian Institute of Chartered Accountants' Emerging Issues Committee Abstract 122 "Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced" and has classified its revolving demand bank indebtedness as a current liability. The comparative figures have been reclassified to conform to this presentation.

In 2001, the Company retroactively adopted the new Canadian Institute of Chartered Accountants earnings per share standard. The new standard, which had no impact on reported per share amounts, relates to the computation, presentation and disclosure of per share amounts and requires the use of the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.

4 Temporary investments

During 2000, the Company purchased units of certain limited partnerships that in turn hold flow-through shares. During 2002, the carrying value was reduced by $47,355 (2001 - $187,000) to reflect the fair market value of these shares.

5 Property and equipment

	2002 $	2001 $
Petroleum and natural gas properties	72,927,004	58,139,525
Office equipment	502,942	435,476
	73,429,946	58,575,001
Less: accumulated depletion and depreciation	(30,758,642)	(26,186,549)
	42,671,304	32,388,452

During the year, general and administrative costs of $84,869 (2001 - $76,038) relating to exploration and development activities were capitalized to petroleum and natural gas properties.

At December 31, 2002 undeveloped property costs of $1,401,210 (2001 - $1,660,575) have been excluded from costs subject to depletion.

6 Bank indebtedness

	2002 $	2001 $
Revolving credit lines		
Canadian dollar advances	17,899,008	13,869,778
US dollar advances	6,307,600	6,370,400
	24,206,608	20,240,178

The revolving demand credit facility requires monthly interest payments and bears interest at the bank's prime lending rate plus 1.0% for Canadian dollar advances and Libor plus 2.25% for US dollar advances. Bankers Acceptance may be utilized to reduce the facilities effective rate of interest by up to 0.75%.

Collateral for this facility consists of a floating demand debenture in the amount of $25,000,000 over the assets of the Company and a general assignment of book debts.

7 Income taxes

The provision for income taxes reflects an effective tax rate which differs from the combined federal and provincial statutory tax rate of 46% (2001 - 45%). The differences are as follows:

	2002 $	2001 $
Earnings before income taxes	6,343,176	2,518,747
Expected provision for income taxes	2,917,861	1,133,436
Crown royalties, net of ARTC	1,201,547	1,512,671
Resource allowance	(1,534,969)	(1,152,110)
Other, including capital taxes	20,003	350,168
	2,604,442	1,844,165

At December 31, 2002, the Company has tax pools of approximately $26 million (2001 - $19 million) available to reduce future taxable income, all of which has been recognized in the accounts to reduce future income taxes.

The future income tax liability primarily arises as a result of taxable temporary differences between the carrying value and tax basis of property and equipment, net of the impact of deductible temporary differences related to future site restorations.

8 Share capital

Authorized
Unlimited number of common shares
Issued

	2002		2001	
	Shares	**$**	**Shares**	**$**
Balance – Beginning of year	17,768,621	8,114,938	18,810,921	8,532,024
Share repurchases	(460,500)	(193,830)	(1,539,800)	(645,666)
Stock options exercised	930,000	442,600	497,500	228,580
Share adjustment on share consolidation	(250)	-	-	-
	18,237,871	8,363,708	17,768,621	8,114,938

Share repurchases

During the year, the Company continued its share repurchase program using normal course issuer bids. The aggregate cost of shares repurchased during the year was $414,825 (2001 - $1,591,546) and was recorded as a charge against share capital of $193,830 (2001 - $645,666) for the average carrying values of the shares, with the balance of $220,995 (2001 - $945,880) charged against retained earnings.

Stock options

The Company has a stock option plan for employees and directors whereby common shares are reserved for the options granted or to be granted.

At the end of the year there are options outstanding to purchase 2,048,000 common shares at prices ranging from $0.40 to $0.71 per share expiring between April 2003 and July 2007 (2001 – 2,073,500 common shares at $0.40 to $1.01 per share expiring between February 2002 and January 2006). All of the outstanding stock options are exercisable.

Stock option transactions during each year were as follows:

	2002		2001	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at beginning of year	2,073,500	0.69	1,855,000	0.47
Granted	1,430,000	0.68	746,000	1.01
Exercised	(930,000)	0.48	(497,500)	0.47
Forfeited/cancelled	(525,500)	0.45	(30,000)	0.86
Outstanding at end of year	2,048,000	0.64	2,073,500	0.69

The weighted average exercise price at December 31, 2002 was $0.64 (2001 - $0.69) and the weighted average remaining life of the options was 3.60 years (2001 - 3.04 years).

As discussed in note 3, the Company does not recognize compensation costs when stock options are issued to employees, officers and directors. Had compensation cost been determined on the basis of fair values, net earnings for the year would have been reduced by $893,750 ($0.05 per share) to $2,844,984. The $893,750 reduction represents the fair value of options granted in the year, all of which vested immediately upon being granted.

The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	Nil
Risk-free interest rate	2.91%
Expected life	5 years
Expected volatility	33%

9 Related party transactions and balances

The Company is involved in joint venture activity with a company in which a director has an ownership interest and has transacted other business in concert with directors and officers as part of the Company's ongoing business operations. These transactions with related parties occurred under normal business terms and conditions and at the same rates as with unrelated parties.

	2002 $	2001 $
Related party transactions for the year		
Amounts paid to (received from) related parties:		
Proceeds from sale of petroleum and natural gas properties	(1,046,137)	-
Share of net revenue in joint venture operations	1,683,611	1,479,373
Royalties	27,152	35,242
Payments for capital expenditures	(3,140,440)	(1,066,503)
Consulting and management fees paid	1,132,905	406,600
Related party balances at year end		
Accounts receivable	2,556,168	667,509
Accounts payable and accrued liabilities	700,607	527,271

10 Financial instruments

The fair value of accounts receivable and accounts payable and accrued liabilities approximates the carrying amount of these recognized financial instruments due to their short-term maturity.

The fair value of the Company's revolving credit facility approximates the carrying amount of this financial instrument as its interest rate equates to rates currently available to the Company for debt with similar terms.

The Company had no open hedge contracts at December 31, 2002.

11 Net change in non-cash working capital

The net change in non-cash working capital consists of:

	2002 $	2001 $
Accounts receivable	(3,672,307)	1,528,951
Accounts payable and accrued liabilities	3,176,865	(2,692,970)
Income taxes	940,000	-
	444,558	(1,164,019)
Amount allocated to operating activities	3,113,558	(994,019)
Amount allocated to investing activities	(2,669,000)	(170,000)
	444,558	(1,164,019)

12 Supplementary cash flow information

	2002 $	2001 $
Cash outlay for interest during the year	925,032	1,019,354
Capital tax and Provincial resource surcharge	254,365	403,164

13 Subsequent event

On January 15, 2003, the Company's Board of Directors initiated a process to maximize shareholder value and retained an advisor and agent to assist in this process. At the issuance of these financial statements, the process has not been concluded.

Supplementary Information (Unaudited)

Statement of Earnings ($)	1998	1999	2000	2001	2002
Petroleum Sales	5,232,090	10,247,389	20,631,749	17,631,233	19,515,597
Hedging gain (loss)	0	0	(2,834,671)	(2,515,460)	0
	5,232,090	10,247,389	17,797,078	15,115,773	19,515,597
Less: Royalties	591,008	1,408,847	3,931,351	3,462,548	3,497,091
	4,641,082	8,838,542	13,865,727	11,653,225	16,018,506
Expenses					
Well and facility operating	1,298,663	2,072,954	2,610,984	3,135,234	3,091,536
Provision for site restoration	20,000	40,000	40,000	50,000	80,000
General and administrative	613,375	570,290	973,828	882,644	1,119,339
Depletion and depreciation	7,977,657	3,453,124	3,819,760	3,391,395	4,570,335
Interest	801,312	905,547	1,027,772	1,118,605	925,032
Unrealized foreign exchange loss (gain)	0	0	168,800	369,600	(62,800)
Unrealized temporary investment write-down	0	0	0	187,000	47,355
	10,711,007	7,041,915	8,641,144	9,134,478	9,770,797
	(6,069,925)	1,796,627	5,224,583	2,518,747	6,247,709
Investment Income	0	0	0	0	12,180
Gain on sale of investment	0	0	388,511	0	83,287
Earnings (loss) before income taxes	(6,069,925)	1,796,627	5,613,094	2,518,747	6,343,176
Income tax (provision) recovery	1,972,114	(671,894)	(2,578,042)	(1,844,165)	(2,604,442)
Net earnings (loss)	(4,097,811)	1,124,733	3,035,052	674,582	3,738,734
Net earnings (loss) per common share	(0.22)	0.05	0.14	0.04	0.20

Statement of Earnings Per Barrel Produced ($)	1998	1999	2000	2001	2002
Petroleum Sales	14.18	16.80	31.78	28.53	28.21
Hedging gain (loss)	0.00	0.00	(4.37)	(4.07)	0.00
	14.18	16.80	27.41	24.46	28.21
Less Royalties	1.60	2.31	6.05	5.60	5.05
	12.58	14.49	21.36	18.86	23.16
Expenses					
Well and facility operating	3.52	3.40	4.02	5.07	4.47
Provision for site restoration	0.05	0.07	0.06	0.08	0.12
General and administrative	1.66	0.94	1.50	1.43	1.62
Depletion and depreciation	21.62	5.66	5.88	5.49	6.61
Interest	2.17	1.48	1.59	1.81	1.34
Unrealized foreign exchange loss (gain)	0.00	0.00	0.26	0.60	(0.09)
Unrealized temporary investment	0.00	0.00	0.00	0.30	0.07
	29.03	11.55	13.31	14.78	14.14
	(16.45)	2.94	8.05	4.08	9.02
Investment Income	0	0	0	0	0.02
Gain on sale of investment	0.00	0.00	0.60	0.00	0.12
Earnings (loss) before income taxes	(16.45)	2.94	8.65	4.08	9.16
Income tax (provision) recovery	5.34	(1.10)	(3.97)	(2.99)	(3.77)
Net earnings (loss) per barrel	(11.11)	1.84	4.68	1.09	5.39

Cash Netbacks ($)	1998	1999	2000	2001	2002
Petroleum Sales	5,232,090	10,247,389	20,631,749	17,631,233	19,515,597
Hedging gain (loss)	0	0	(2,834,671)	(2,515,460)	0
Net sales	5,232,090	10,247,389	17,797,078	15,115,773	19,515,597
Royalties paid	(672,637)	(1,592,352)	(4,343,170)	(3,941,454)	(4,268,872)
Royalty revenue	81,629	183,495	411,819	478,906	771,781
Net royalties	(591,008)	(1,408,857)	(3,931,351)	(3,462,548)	(3,497,091)
Operating expense	(2,146,065)	(3,031,542)	(3,392,583)	(3,771,858)	(3,886,184)
Facility recoveries	847,402	958,588	781,599	636,624	794,648
Net production costs	(1,298,663)	(2,072,954)	(2,610,984)	(3,135,234)	(3,091,536)
Operating Netback	**3,342,419**	**6,765,578**	**11,254,743**	**8,517,991**	**12,926,970**
G & A before capitalization and recoveries	732,232	846,586	1,253,242	1,123,020	1,530,305
Operator recoveries	(53,857)	(170,028)	(196,914)	(164,338)	(326,097)
Capitalized costs	(65,000)	(106,268)	(82,500)	(76,038)	(84,869)
Net G & A	613,375	570,290	973,828	882,644	1,119,339
Interest costs	801,312	905,547	1,027,772	1,118,605	925,032
Capital taxes & Income taxes	18,086	37,994	31,227	39,165	1,004,442
Investment income	0	0	0	0	12,180
Net Cash flow	**1,909,646**	**5,251,747**	**9,221,916**	**6,477,577**	**9,890,337**

Cash Netbacks Per Barrel ($)	1998	1999	2000	2001	2002
Petroleum Sales	14.18	16.80	31.78	28.53	28.21
Hedging gain (loss)	0.00	0.00	(4.37)	(4.07)	0
Net sales price	14.18	16.80	27.41	24.46	28.21
Royalties paid	(1.82)	(2.61)	(6.68)	(6.37)	(6.17)
Royalty revenue	0.22	0.30	0.63	0.77	1.12
Net royalties	(1.60)	(2.31)	(6.05)	(5.60)	(5.05)
Operating expense	(5.82)	(4.97)	(5.22)	(6.10)	(5.61)
Facility recoveries	2.30	1.57	1.20	1.03	1.14
Net production costs	(3.52)	(3.40)	(4.02)	(5.07)	(4.47)
Operating Netback	**9.06**	**11.09**	**17.34**	**13.79**	**18.69**
G & A before capitalization and recoveries	1.98	1.39	1.93	1.82	2.21
Operator recoveries	(0.15)	(0.28)	(0.30)	(0.27)	(0.47)
Capitalized costs	(0.18)	(0.17)	(0.13)	(0.12)	(0.12)
Net G & A costs	1.65	0.94	1.50	1.43	1.62
Interest costs	2.17	1.48	1.58	1.81	1.34
Capital taxes & Income taxes	0.05	0.06	0.05	0.06	1.45
Net cash flow per barrel	**5.19**	**8.61**	**14.21**	**10.49**	**14.28**

Percentage of Net Sales					
Royalty	11%	14%	22%	23%	18%
Operating costs	25%	20%	15%	21%	16%
Netback	64%	66%	63%	56%	66%
G & A costs	12%	6%	5%	6%	6%
Interest costs	15%	9%	6%	7%	5%
Cash flow	37%	52%	52%	43%	51%

Cash Flow from Operations	1998	1999	2000	2001	2002
Net earnings (loss)	(4,097,811)	925,183	3,035,052	674,582	3,738,734
Gain on sale of investment	n/a	n/a	(388,511)	n/a	(83,287)
Provision for site restoration	20,000	40,000	40,000	50,000	80,000
Depletion and depreciation	7,977,657	3,400,124	3,819,760	3,391,395	4,570,335
Deferred income taxes	(1,990,200)	886,450	2,546,815	1,805,000	1,600,000
Unrealized foreign exchange loss (gain)	0	0	168,800	369,600	(62,800)
Unrealized temporary investment write-down	0	0	0	187,000	47,355
Cash flow from operations	1,909,646	5,251,757	9,221,916	6,477,577	9,890,337
Weighted average common shares outstanding	18,732,203	22,805,628	21,423,202	18,175,405	18,104,229
Cash flow from operations per common share	0.10	0.23	0.43	0.36	0.55

Finding & Onstream Cost per Boe	1998	1999	2000	2001	2002
Jan 1, Reserves Proved Producing	1,723,800	3,071,300	3,620,250	4,058,300	7,293,100
Proved Non-Producing	0	0	0	113,300	0
Revisions	100,202	788,065	(71,715)	708,405	749,592
Drilling Additions	81,500	394,100	581,200	309,792	1,259,000
Non-Drilling Additions	0	0	0	2,093,000	1,254,000
Acquisitions	1,534,813	91,400	695,400	628,324	0
Dispositions	0	(114,700)	(117,500)	0	(105,000)
Current years production	(369,015)	(609,915)	(649,335)	(618,021)	(691,692)
Dec 31, closing Reserves	3,071,300	3,620,250	4,058,300	7,293,100	9,759,000
Net oil and gas property expenditures	13,901,203	2,687,700	10,051,000	9,764,761	14,853,187
Proved Finding Costs($/Boe)					
Including non-drilling additions	n/a	n/a	n/a	2.61	4.55
Including Revisions	8.10	2.32	9.24	5.93	7.41
Drilling & Net Acquisition only	13.87	7.25	8.67	10.41	11.80

Common Share Information (adjusted for consolidation in 2000)

	1998	1999	2000	2001	2002
Weighted average outstanding	18,732,203	22,805,628	21,423,202	18,175,405	18,104,229
Outstanding at year-end	23,387,766	23,047,016	18,810,914	17,768,621	18,237,871
High ($/share)	1.10	0.90	1.04	1.35	1.70
Low ($/share)	0.30	0.34	0.54	0.50	0.45
Close ($/share)	0.38	0.58	0.95	0.60	1.60
Shares traded	2,165,147	5,433,226	5,436,592	5,814,385	6,526,612
Shares traded/day	8,228	20,897	20,910	22,363	25,102
Cash flow multiple at year-end	3.80	2.55	1.94	1.67	4.40

Tappit Resources Ltd.

Oil and Gas Producer
Stock Symbol: TPT on the TSX
Investor Relations: 1-800-667-4311
Website: www.tappit.com

1St Quarter 2003

03 MAY 20 7:21

Tappit had an excellent first quarter, achieving record earnings, cashflow and production.

		Q1 2003	Q1 2002	Change
Net Earnings:		$ 3,060,925	$ 462,709	562%
	Per share	$ 0.17	$0.03	467%
	Per share fully diluted	$ 0.15	$ 0.03	400%

Tappit had significantly higher net earnings in Q1 2003 than in Q1 2002, a result of a combination of increased commodity prices, higher production, lower operating costs and lower general and administrative costs in the current period.

		Q1 2003	Q1 2002	Change
Cashflow:		$ 5,395,925	$ 1,942,709	178%
	Per share	$ 0.30	$0.11	173%
	Per share fully diluted	$ 0.27	$ 0.11	170%

Tappit experienced a large jump in cashflow for the first quarter, 2003. Cashflow before allowing for current income taxes was $ 6,780,902 or $ 0.37 per share ($ 1.44 per share annualized). Current income tax payable of $ 1,384,976 was estimated and accrued based on 2002 yearend tax pools of $ 25,823,000 and a forecast 2003 capital budget of $ 15,400,000.

		Q1 2003	Q1 2002	Change
Production (Boepd 6:1):		2,326	1,872	24%
	Oil per day (Bopd)	1,692	1,104	53%
	Gas per day (Mcf/day)	3,805	4,610	-17%

Estimated April Production: 2,550 – 2,600 Boepd

Startup of production from the Q1 drilling program was delayed somewhat by extremely cold temperatures in February. In addition, production was shut-in for several days at Queensdale and Tatagwa to facilitate major battery renovations at these properties. One non-operated well at Queensdale lost 70 Bopd net to Tappit in February due to line capacity restraints when it was flow-lined to the operator's battery.

Gas production at Cold Lake was lower than Q4, 2002 due to a long spring breakup, which made wells difficult to service. With a change of operatorship at Cold Lake following the Southward corporate sale we expect an optimization effort there will restore production to previous levels.

Tatagwa Waterflood: Water injection rates at Tappit's Tatagwa waterflood project continue to exceed projections. We are now injecting at 2.5 times the pool's current fluid production. An additional water source well will be on line shortly which should boost injection to 3.0 times fluid production. Remote monitoring systems are completely functional making it possible to monitor the entire system via the internet. Fluid levels in the oil producing wells are being monitored for flood response. Production is expected to begin increasing in Q2 and continue to increase over the next year. Two additional injectors are planned for Q3 to further enhance recovery. As the reservoir pressures up additional horizontal producers will be drilled.

Debt: Tappit ended the quarter with a net debt of $ 28,443,075. This is 1.3 times debt to annualized Q1 cashflow or approximately $ 11,000 per boepd based on current production. It should be noted that capital costs of close to $ 7,000,000 relating to the cost of construction of our 70.31% of the Tatagwa waterflood facilities are included in the above debt figure. The waterflood project will add long-term value to the Tatagwa pool by increasing production and recovering millions of otherwise unrecoverable barrels of oil reserves. When the cost of the waterflood is excluded, debt is 1.0 times annualized Q1 cashflow or $ 8,400 per boepd based.

Tappit's bankers have indicated that our available credit facility will be increased to $ 33,000,000, with no reductions through 2003.

2003 Capital Projects: Our capital budget for 2003 is $ 15,400,000, which includes $ 7,685,852 already spent in Q1. The capital program may be increased as the year proceeds. Tappit will be targeting increased gas production in Q2 and Q3.

Two new Cold Lake gas wells (Tappit 50%), originally planned for Q1, will now be drilled in Q2. In addition, we expect two shut-in Cold Lake wells drilled in 2000 to be brought on stream in Q2 once EUB approval is obtained. A horizontal oil well drilling program is planned at Tatagwa and Queensdale in Q3 and Q4.

Shares Outstanding: Tappit currently has 18,268,204 weighted average outstanding shares in the quarter and 18,290,371 shares at quarter end. Fully diluted shares number 20,285,871.

Revenues and Product Prices: Production revenues in Q1, 2003 increased 138 percent to $ 9.1 million from $ 3.8 million in Q1, 2002. This increase was due to a combination of higher production, higher oil prices ($ 42.97 Cdn vs. $ 26.42) and higher gas prices ($ 7.49 Cdn vs. $ 2.77).

Royalties: In Q1, 2003, royalties were up 119% from 628,485 to $ 1,422,034 compared to Q1, 2002. The royalty rate as a percentage of sales was 16 percent in both Q1, 2002 and Q1, 2003. On a per barrel basis, royalties were higher at $ 6.79 in Q1, 2003 compared to $ 3.73 in Q1, 2002 due to higher product prices.

Production and Operating Expenses: Operating costs decreased to $ 678,484 in Q1, 2003 ($ 828,780 in Q1, 2002). Operating costs per barrel in Q1, 2003 were $3.24 per boe, compared to $4.91 per boe in Q1, 2002. Hume & Viewfield properties, both of which were high operating cost properties were sold in 2002. In addition, recently drilled, high production wells have contributed to lower costs per barrel. We expect operating expenses to be $ 4.00 per boe or less throughout the coming year, a very low number compared to our peers.

General and Administrative Expense: General and administrative expenses in Q1, 2003 decreased 47% to $ 118,597 from $ 227,918 in 2002 ($ 0.57 per boe from $ 1.35 per boe). Overhead recoveries from a large Q1, 2003 capital program were largely responsible for this drop.

Interest Expense: Interest expense increased to $ 297,032 in Q1, 2003 compared to $ 203,334 in 2002, a 46 percent increase. On a boe basis Q1, 2003 interest expense was $ 1.42 compared to $ 1.21 in Q1, 2002. Tappit's operating line was 33% greater and interest rates were higher in the current quarter than in the prior period.

Shareholder Value Process: Tappit continues in negotiations intended to maximize shareholder value.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

First Quarter March 31, 2003 (unaudited)	3 months ended March 31	
Production Revenue	**2003**	2002
Petroleum sales	**$9.109-094**	$3,826,885
Less: Royalties	**1,322,027**	564,426
Saskatchewan Resource Surcharge	**100,007**	64,059
	7,687,060	3,198,401
Expenses		
Production and operating	**678,484**	828,780
General and administrative	**118,597**	227,918
Interest on bank indebtedness	**297,478**	203,334
Depletion and depreciation	**1,515,000**	1,070,000
Provision for site restoration	**20,000**	10,000
Foreign exchange gain	**(188,400)**	0
Investment income	**0**	(12,180)
	2,441,159	2,327,852
Earnings before income taxes	**5,245,901**	870,548
Provision for income taxes – current	**(1,384,976)**	(7,839)
– future	**(800,000)**	(400,000)
	(2,184,976)	(407,839)
Net earnings for the period	**3,060,925**	462,709
Retained earnings (deficit) beginning of year	**425,711**	(3,092,028)
Share repurchase	**0**	(90)
Retained earnings (deficit) end of period	**$3,486,636**	($2,629,409)
Basic earnings per share (note 2)	**$0.17**	$0.03
Diluted earnings per share	**$0.15**	$0.03

BALANCE SHEET

As at March 31, 2003 (unaudited)	March 31/2003	Dec 31/2002
ASSETS		
Current assets		
Accounts receivable	**$7,204,948**	$6,444,734
Temporary Investments	**187,645**	187,645
	7,392,593	6,632,379
Property and equipment	**48,842,156**	42,671,304
	56,234,749	49,303,683
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**10,352,536**	7,664,619
Current taxes payable	**2,070,000**	940,000
Bank indebtness	**23,413,132**	24,206,608
	35,835,668	32,811,227
Future income taxes	**7,974,315**	7,174,315
Future site restoration costs	**548,722**	528,722
	44,358,705	40,514,264
SHAREHOLDERS' EQUITY		
Share capital (note 2)	**8,389,408**	8,363,708
Retained earnings	**3,486,636**	425,711
	11,876,044	8,789,419
	$56,234,749	$49,303,683

STATEMENT OF CASH FLOWS

First Quarter ended March 31, 2003 (unaudited)	3 months ended March 31	
Operating Activities	2003	2002
Net earnings for the period	**$3,060,925**	$462,709
Items not affecting cash		
Provision for site restoration costs	**20,000**	10,000
Future income taxes	**800,000**	400,000
Depletion and depreciation	**1,515,000**	1,070,000
Cash flow from Operations	**5,395,925**	1,942,709
Net Change in noncash working capital	**1,207,703**	(179,162)
	6,603,628	1,763,547
Financing Activities		
(Decrease) Increase in bank indebtness	**(793,476)**	(420,096)
Common shares issued	**25,700**	11,000
Repurchase of common shares	**0**	(510)
	(767,776)	(409,606)
Investment Activities		
Investment in oil & gas properties	**(7,685,852)**	(2,243,941)
Net change in non-cash working capital	**1,850,000**	890,000
	(5,835,852)	(1,353,941)
Cash, beginning and end of period	**$0**	$0
Basic cash flow per common share	**$0.30**	$0.11
Diluted cash flow per common share	**$0.27**	$0.11
Cash outlay for interest during the period	**$297,478**	$203,334
Capital tax and provincial resource surcharge	**$64,983**	$71,898

Notes to the Financial Statements

1. Significant accounting principles

These interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. These interim financial statements have been prepared following the same accounting policies used in the financial statements for the year ended December 31, 2002. The disclosures provided below are incremental to those included with the annual financial statements and these interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

2. Common shares and options

The Company's share capital consists of an unlimited number of common shares.

Issued and outstanding common shares:	Number of Shares	$
Balance at January 1, 2003	18,237,871	8,363,708
Stock options exercised	52,500	25,700
Balance at March 31, 2003	18,290,371	8,389,408

The weighted average number of common shares outstanding year to date was 18,268,204 (2002 – 17,778,732).
The Company has a stock based compensation plan that allows certain employees and directors the option to purchase common shares of the Company. The weighted average remaining life of options outstanding at March 31, 2003 was 3.63 years.

Continuity of stock options:	Number of options	Weighted Average Exercise Price ($)
Outstanding at January 1, 2003	2,048,000	0.64
Exercised	52,500	0.50
Outstanding and exercisable at March 31, 2003	1,995,500	0.64

For further information, please contact Lawrence Bintner, President at 1-800-667-4311.